                                  SCHEDULE 13D
                                 (Rule 13d-101)

    Information to be Included in Statements Filed Pursuant to Rule 13-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Under the Securities Exchange Act of 1934*

                            Esenjay Exploration, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    296426109
                            ------------------------
                                 (CUSIP Number)

                                Peter R. Robinson
                     Santos Americas and Europe Corporation
                              10111 Richmond Avenue
                                    Suite 500
                              Houston, Texas 77042
                                 (713) 986-1700

                                    Copy to:

                                 James L. Leader
                               Baker Botts L.L.P.
                                  910 Louisiana
                              Houston, Texas 77002
                                 (713) 229-1234
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 17, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 296426109

-------------------------------------------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Santos Americas and Europe Corporation

                  76-0383212
-------------------------------------------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)    [X]
                                                                                        (b)    [ ]

-------------------------------------------------------------------------------------------------------------------
         (3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS
                  AF

-------------------------------------------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

-------------------------------------------------------------------------------------------------------------------
                            (7)     SOLE VOTING POWER
NUMBER OF
                                    0
SHARES                              -------------------------------------------------------------------------------
                            (8)     SHARED VOTING POWER
BENEFICIALLY
                                    10,035,392(1)
OWNED BY                            -------------------------------------------------------------------------------
                            (9)     SOLE DISPOSITIVE POWER
EACH
                                    0
REPORTING                           -------------------------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
PERSON
                                    10,035,392(1)
-------------------------------------------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,035,392 shares(1)

-------------------------------------------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  [ ]

-------------------------------------------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 52.5%(2)

-------------------------------------------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)
                  CO

-------------------------------------------------------------------------------------------------------------------

-----------------------------
(1) Consists of 10,035,392 shares of common stock of Esenjay Exploration, Inc., par value $.01 per share, that are subject to the Stockholders Agreement and of which 9,972,922 shares are subject to the Option Agreement, as described herein and in the Introduction and section 12 ("Purpose of the Offer; The Transaction Agreements; Plans for Esenjay") of the Offer to Purchase, which is incorporated herein by reference. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Santos Americas and Europe Corporation that it is the beneficial owner of any of the common stock of Esenjay Exploration, Inc. for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Santos Americas and Europe Corporation expressly disclaims such beneficial ownership.

(2) Based on 19,121,568 shares of common stock outstanding at March 1, 2002, as Esenjay Exploration, Inc. represented in the Acquisition Agreement described in the Offer to Purchase.

CUSIP NO. 296426109

-------------------------------------------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Santos International Holdings Pty Ltd

-------------------------------------------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)    [X]
                                                                                        (b)    [ ]

-------------------------------------------------------------------------------------------------------------------
         (3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS
                  AF

-------------------------------------------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Australia

-------------------------------------------------------------------------------------------------------------------
                            (7)     SOLE VOTING POWER
NUMBER OF
                                    0
SHARES                              -------------------------------------------------------------------------------
                            (8)     SHARED VOTING POWER
BENEFICIALLY
                                    10,035,392(1)
OWNED BY                            -------------------------------------------------------------------------------
                            (9)     SOLE DISPOSITIVE POWER
EACH
                                    0
REPORTING                           -------------------------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
PERSON
                                    10,035,392(1)
-------------------------------------------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,035,392 shares(1)

-------------------------------------------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  [ ]

-------------------------------------------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 52.5%(2)

-------------------------------------------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)
                  HC

-------------------------------------------------------------------------------------------------------------------

-----------------------------
(1) Consists of 10,035,392 shares of common stock of Esenjay Exploration, Inc., par value $.01 per share, that are subject to the Stockholders Agreement and of which 9,972,922 shares are subject to the Option Agreement, as described herein and in the Introduction and section 12 ("Purpose of the Offer; The Transaction Agreements; Plans for Esenjay") of the Offer to Purchase, which is incorporated herein by reference. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Santos International Holdings Pty Ltd that it is the beneficial owner of any of the common stock of Esenjay Exploration, Inc. for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Santos International Holdings Pty Ltd expressly disclaims such beneficial ownership.
(2) Based on 19,121,568 shares of common stock outstanding at March 1, 2002, as Esenjay Exploration, Inc. represented in the Acquisition Agreement described in the Offer to Purchase.

CUSIP NO. 296426109

-------------------------------------------------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Santos Ltd

-------------------------------------------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)      [X]
                                                                                        (b)      [ ]

-------------------------------------------------------------------------------------------------------------------
         (3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS
                  WC

-------------------------------------------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Australia

-------------------------------------------------------------------------------------------------------------------
                            (7)     SOLE VOTING POWER
NUMBER OF
                                    0
SHARES                              -------------------------------------------------------------------------------
                            (8)     SHARED VOTING POWER
BENEFICIALLY
                                    10,035,392(1)
OWNED BY                            -------------------------------------------------------------------------------
                            (9)     SOLE DISPOSITIVE POWER
EACH
                                    0
REPORTING                           ------------------------------------------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
PERSON
                                    10,035,392(1)
-------------------------------------------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,035,392 shares(1)

-------------------------------------------------------------------------------------------------------------------
         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES [ ]

-------------------------------------------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 52.5%(2)

-------------------------------------------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)
                  HC

-------------------------------------------------------------------------------------------------------------------

-----------------------------
(1) Consists of 10,035,392 shares of common stock of Esenjay Exploration, Inc., par value $.01 per share, that are subject to the Stockholders Agreement and of which 9,972,922 shares are subject to the Option Agreement, as described herein and in the Introduction and section 12 ("Purpose of the Offer; The Transaction Agreements; Plans for Esenjay") of the Offer to Purchase, which is incorporated herein by reference. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Santos Ltd that it is the beneficial owner of any of the common stock of Esenjay Exploration, Inc. for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Santos Ltd expressly disclaims such beneficial ownership.
(2) Based on 19,121,568 shares of common stock outstanding at March 1, 2002, as Esenjay Exploration, Inc. represented in the Acquisition Agreement described in the Offer to Purchase.

         This statement is filed by Santos Americas and Europe Corporation ("Santos"), a Delaware corporation, Santos International Holdings Pty Ltd ("Holdings"), an Australian corporation, and Santos Ltd ("Santos Ltd"), an Australian corporation, and relates to the tender offer by ECM Acquisition Company ("ECM"), a Delaware corporation, and Santos to purchase all of the outstanding shares of common stock, par value $.01 per share, of Esenjay Exploration, Inc. ("Esenjay"), a Delaware corporation, for $2.84 per share, net to the seller in cash less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2002 (the "Offer to Purchase") and the related Letter of Transmittal included with this Schedule 13D as Exhibits 4 and 5, respectively.

ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Esenjay Exploration, Inc. ("Esenjay"). Esenjay's principal executive offices are located at 500 N. Water Street, Suite 1100, Corpus Christi, Texas 78471.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Santos, Holdings and Santos Ltd. Santos, Holdings, and Santos Ltd are referred to herein collectively as the "Reporting Persons," who together may constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         Santos and its subsidiaries are engaged principally in gas and petroleum exploration. Santos is a Delaware corporation whose principal office and place of business is located at 1209 Orange Street, Wilmington, Delaware 19801. Holdings owns all the outstanding shares of capital stock of Santos.

         Holdings is a holding company which holds the capital stock of multiple subsidiaries which are engaged principally in gas and petroleum exploration. Holdings is an Australian corporation whose principal office and place of business is Santos House, 91 King William Street, Adelaide, South Australia 5000. Santos Ltd owns all the outstanding shares of capital stock of Holdings.

         Santos Ltd and its subsidiaries and affiliates are engaged, principally in Australia, the United States and Southeast Asia, in gas and petroleum exploration, the production, treatment and marketing of natural gas, crude oil, condensate, naphtha and liquid petroleum gas and the transportation by pipeline of crude oil. Santos Ltd is an Australian corporation whose principal office and place of business is Santos House, 91 King William Street, Adelaide, South Australia 5000.

         The information set forth in section 9 ("Information Concerning the Purchaser and Its Affiliates") of the Schedule TO filed with the Securities and Exchange Commission by ECM and Santos on March 26, 2002 (the "Schedule TO") and the Offer to Purchase and Schedule I of the Offer to Purchase ("Directors and Executive

Officers of Santos, the Purchaser, Santos International Holdings Pty Ltd and Santos Ltd") is incorporated by reference herein.

         During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule I of the Offer to Purchase has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Santos and the Tendering Stockholders identified below entered into a Stockholders Agreement this Schedule 13D describes in Item 4 and Santos and the Optionors identified below entered into an Option Agreement this Schedule 13D describes in Item 4 as an inducement to Santos to enter into the Acquisition Agreement this Schedule 13D describes in Item 4. Except as set forth in the preceding sentence, neither Santos nor any of the other Reporting Persons has paid consideration in connection with entering the Stockholders Agreement or the Option Agreement.

         Under the Option Agreement, the Optionors granted to Santos the option to purchase 9,997,922 shares of Esenjay common stock as well, as any other Esenjay securities that the Optionors acquire after the date of the Option Agreement, under certain circumstances we describe in Item 4 and in the Offer to Purchase. If Santos exercises the option under the Option Agreement for the shares of Esenjay common stock, Santos would pay, based on an exercise price of $2.84 per share and 9,997,992 shares outstanding as of March 17, 2002, an aggregate exercise price of $28,394,297. If the conditions precedent were satisfied to permit Santos to exercise the option and Santos so exercised the option, Santos expects that it would fund its purchase through a capital contribution by Holdings to Santos. Holdings would use cash on hand or available to it to make this capital contribution.

         Santos estimates that it and ECM will require funds totaling approximately $80 million to purchase all the outstanding shares, satisfy obligations under outstanding stock options and warrants, pay all the costs, fees and expenses related to the offer and the merger the Acquisition Agreement this Schedule 13D describes in Item 4 contemplates and fund the repayments of Esenjay's outstanding bank debt described in section 10 ("Source and Amount of Funds") of the Offer to Purchase. Santos and ECM plan to obtain all funds needed for the offer through a capital contribution that will be made by Holdings to Santos and Santos to ECM at the time ECM accepts for payment shares tendered pursuant to the offer. Holdings intends to use cash on hand or available to it to make this capital contribution.

         The information set forth in section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference. The Acquisition Agreement, the Stockholders Agreement and the Option Agreement are included with this Schedule 13D as Exhibits 1, 2, and

3, respectively, and are incorporated into this Item 3 by reference. Any summary of these agreements and the transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Acquisition Agreement, the Stockholders Agreement and the Option Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         ACQUISITION AGREEMENT. On March 17, 2002, ECM, Santos and Esenjay entered into an Agreement (the "Acquisition Agreement"), under which, among other things, ECM offered to purchase all the outstanding shares of common stock, par value $.01 per share, of Esenjay upon the terms and conditions that the Offer to Purchase sets forth.

         STOCKHOLDERS AGREEMENT. In connection with the Acquisition Agreement, Santos entered into a stockholders agreement dated as of March 17, 2002 (the "Stockholders Agreement") with each of the following stockholders of Esenjay:
Alex M. Cranberg, Aspect Energy, LLC, Michael E. Johnson, Esenjay Petroleum Corporation, David W. Berry, Alex B. Campbell, Jeffrey B. Pollicoff, Jack P. Randall, Hobart A. Smith, David B. Christofferson and William D. Dodge (the "Tendering Stockholders"). In the Stockholders Agreement, each Tendering Stockholder has agreed to tender under the offer all of his or its shares of Esenjay common stock as well as any other Esenjay securities that the Tendering Stockholder acquires after the date of the Stockholders Agreement (the "Committed Shares"). Each Tendering Stockholder has irrevocably appointed certain officers of Santos as proxy to vote his or its Committed Shares in the following manner:

         (i) for adoption and approval of the Acquisition Agreement which sets forth the terms of the merger; and

         (ii) against the taking of any action or entering any agreement that would result in any breach of Esenjay's representations, warranties, covenants or other agreements in the Acquisition Agreement or would prevent, impede, interfere with, delay or postpone the consummation of the offer or the merger, including any acquisition proposal.

         The Stockholders Agreement provides that each Tendering Stockholder will not take any of the following actions:

         (i) sell, transfer, pledge, assign, or otherwise dispose of any of that Tendering Stockholder's Committed Shares or enter into any contract, option or other agreement or understanding respecting any of the aforementioned actions;

         (ii) grant any proxy, power-of-attorney or other authorization respecting that Tendering Stockholder's Committed Shares;

         (iii) deposit into a voting trust, or enter into a voting agreement respecting that Tendering Stockholder's Committed Shares; or

         (iv) take any other action that reasonably could be expected in any way to restrict, limit or interfere with the consummation of the offer or the merger or that would interfere with the performance by that Tendering Stockholder of his or its obligations under the Stockholders Agreement.

         As of the date of the Stockholders Agreement, the tendering stockholders held in the aggregate 10,035,392 shares of Esenjay common stock representing about 52.5% of the issued and outstanding shares of Esenjay common stock as of March 1, 2002.

         OPTION AGREEMENT. Santos has entered into an option agreement dated as of March 17, 2002 (the "Option Agreement") with each of the following stockholders of Esenjay: Alex M. Cranberg, Aspect Energy, LLC, Michael E. Johnson, Esenjay Petroleum Corporation and David W. Berry (the "Optionors"). Under the Option Agreement, each Optionor has granted to Santos an irrevocable option to purchase all of his or its shares of Esenjay common stock as well as any other Esenjay securities that the Optionor acquires after March 17, 2002 (the "Optioned Shares") at a purchase price of $2.84 per Option Share.

         The options may be exercised by Santos, at its election, in whole, but not in part, for a period of 30 days when and if:

         (i) Santos becomes entitled to, and does, terminate the Acquisition Agreement under certain circumstances the Offer to Purchase describes; or

         (ii) Esenjay becomes entitled to, and does, terminate the Acquisition Agreement under certain circumstances the Offer to Purchase describes.

         In the Option Agreement, each Optionor has agreed to endorse certificates representing all of his or its Optioned Shares in blank with the signature guaranteed and to deposit them with an escrow agent. Each Optionor has agreed to grant the escrow agent an irrevocable power of attorney authorizing the escrow agent to effect a valid tender of the Optioned Shares under the terms of the Stockholders Agreement. If any Optionor withdraws his or its tendered shares from the offer, the escrow agent will hold the Optioned Shares in escrow until Santos exercises the options or the 30-day option period expires without Santos' having exercised the options.

         As of the date of the Option Agreement, the Optionors owned in the aggregate 9,972,922 shares of Esenjay common stock representing approximately 52.2% of the issued and outstanding common stock of Esenjay as of March 1, 2002.

         Santos and ECM entered into the Acquisition Agreement with the intent of acquiring control of, and acquiring all the outstanding common stock of, Esenjay. Upon consummation of the merger described in the Acquisition Agreement, Esenjay will become a wholly owned entity of Santos.

         The information set forth in the Introduction and in sections 7 ("Effect of the Offer on the Market for the Shares; Share Quotation and Listing; Exchange Act Registration; Margin Regulations"), 10 ("Source and Amount of Funds"), 11 ("Contacts and Transactions with Esenjay; Background of the Offer"), 12 ("Purpose of the Offer; The Transaction Agreements; Plans for Esenjay") and 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference. In addition, the Acquisition Agreement, the Stockholders Agreement and the Option Agreement are included with this Schedule 13D as Exhibits 1, 2, and

3, respectively, and are incorporated into this Item 4 by reference. Any summary of these agreements and the transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Acquisition Agreement, the Stockholders Agreement and the Option Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (c). By reason of the Stockholders Agreement, Santos, Holdings and Santos Ltd may be deemed to be the beneficial owners of, in the aggregate, 10,035,392 shares and may be deemed to have shared power to vote or direct the vote of the Committed Shares or shared power to dispose or direct the dispositions of the Committed Shares. The Committed Shares represent approximately 52.5% of the outstanding shares of Esenjay.

         By reason of the Option Agreement, Santos, Holdings and Santos Ltd may be deemed to be the beneficial owners of, in the aggregate, 9,972,922 shares and may be deemed to have shared power to vote or direct the vote of the Optioned Shares or shared power to dispose or direct the dispositions of the Optioned Shares. The Optioned Shares represent approximately 52.2% of the outstanding shares of Esenjay.

         The calculation of the foregoing percentages are based on the number of shares Esenjay disclosed to Santos as issued and outstanding as of March 1, 2002.

         By virtue of the limited nature of the Stockholders Agreement and the Option Agreement, each of Santos, Holdings and Santos Ltd expressly disclaims beneficial ownership of the Committed Shares. Except as set forth herein, to the knowledge of each of the Reporting Persons, no director or executive officer of Santos, Holdings or Santos Ltd beneficially owns any shares of Esenjay or has effected any transactions in Esenjay shares during the past 60 days.

         The information set forth in the Introduction and in sections 9 ("Information Concerning the Purchaser and Its Affiliates"), 11 ("Contacts and Transactions With Esenjay; Background of the Offer"), 12 ("Purpose of the Offer; The Transaction Agreements; Plans for Esenjay") and 13 ("Dividends and Distributions") and Schedule I ("Directors and Executive Officers of Santos, the Purchaser, Santos International Holdings Pty Ltd and Santos Ltd") of the Offer to Purchase is incorporated herein by reference.

         (d). Not applicable.

         (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 3 is incorporated herein by reference. In addition, the Acquisition Agreement, the Stockholders Agreement and the Option Agreement and the information set forth in the Introduction and sections 7 ("Effect of the Offer on the Market for the Shares; Share Quotation and Listing; Exchange Act Registration; Margin Regulations"), 11 ("Contacts and Transactions With Esenjay; Background of the Offer"), 12 ("Purpose of the Offer; The Transaction Agreements; Plans for Esenjay"), 13 ("Dividends and Distributions"),14

("Conditions to the Offer") and 15 ("Legal Matters") of the Offer to Purchase are incorporated herein by reference.

         Except as this Schedule 13D describes, including in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of Esenjay.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

             EXHIBIT NO.                                            DESCRIPTION
             -----------                                            -----------
             1.*                Agreement dated March 17, 2002 by and among Santos Americas and Europe Corporation, ECM
                                Acquisition Company and Esenjay Exploration, Inc.
             2.*                Stockholders Agreement dated March 17, 2002 by and between the stockholders signatory thereto and Santos Americas and Europe Corporation.
             3.*                Option Agreement dated March 17, 2002 by and between the stockholders signatory thereto and Santos Americas and Europe Corporation.
             4.*                Offer to Purchase dated March 26, 2002.
             5.*                Letter of Transmittal.

          * Incorporated by reference from the Schedule TO filed by ECM and Santos with the Securities and Exchange Commission on March 26, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2002

                                  SANTOS AMERICAS AND EUROPE CORPORATION


                                  By:   /s/ KATHLEEN A. HOGENSON
                                     -------------------------------------------
                                     Name:  Kathleen A. Hogenson
                                          --------------------------------------
                                     Title: President
                                           -------------------------------------



                                  SANTOS INTERNATIONAL HOLDINGS PTY LTD


                                  By:   /s/ MICHAEL GEORGE ROBERTS
                                     -------------------------------------------
                                     Name:  Michael George Roberts
                                          --------------------------------------
                                     Title: Director and Company Secretary
                                           -------------------------------------



                                  SANTOS LTD


                                  By:   /s/ MICHAEL GEORGE ROBERTS
                                     -------------------------------------------
                                     Name:  Michael George Roberts
                                          --------------------------------------
                                     Title: Company Secretary
                                           -------------------------------------

                                  Exhibit Index


             EXHIBIT NO.                                            DESCRIPTION
             -----------                                            -----------
             1.*                Agreement dated March 17, 2002 by and among Santos Americas and Europe Corporation, ECM
                                Acquisition Company and Esenjay Exploration, Inc.
             2.*                Stockholders Agreement dated March 17, 2002 by and between the stockholders signatory thereto and Santos Americas and Europe Corporation.
             3.*                Option Agreement dated March 17, 2002 by and between the stockholders signatory thereto and Santos Americas and Europe Corporation.
             4.*                Offer to Purchase dated March 26, 2002.
             5.*                Letter of Transmittal.

          * Incorporated by reference from the Schedule TO filed by ECM and Santos with the Securities and Exchange Commission on March 26, 2002.